PIMCO Funds

Supplement Dated November 7, 2016 to the Statement of Additional Information dated July 29, 2016, as supplemented from time to time (the SAI)
Disclosure Related to the PIMCO Low Duration Fund III and the PIMCO
Total Return Fund III

PIMCO Low Duration ESG Fund

PIMCO Total Return ESG Fund

Investment Objectives and Policies Social Investment Policies

The PIMCO Low Duration ESG Fund and PIMCO Total Return ESG Fund will not, as a matter of non fundamental operating policy, invest in the securities of any issuer determined by PIMCO to be engaged principally in the manufacture of alcoholic beverages, tobacco products or military equipment, the operation of gambling casinos, the production of coal, or in the production or trade of pornographic materials. In addition, the PIMCO Low Duration ESG Fund and PIMCO Total Return ESG Fund will not invest in the securities of any issuer determined by PIMCO to be engaged principally in the provision of healthcare services or the manufacture of pharmaceuticals, unless the issuer derives 100% of its gross revenues from products or services designed to protect and improve the quality of human life, as determined on the basis of information available to PIMCO. To the extent possible on the basis of information available to PIMCO, an issuer will be deemed to be principally engaged in an activity if it derives more than 10% of its gross revenues from such activities (Socially Restricted Issuers). In analyzing whether an issuer meets any of the criteria described above, PIMCO may rely upon, among other things, information provided by an independent third party.

Evaluation of any particular issuers business practices with respect to the environment, social responsibility, and governance (ESG practices) will involve the exercise of subjective judgment by PIMCO. PIMCOs assessment of a companys ESG practices at any given time will, however, be based upon its good faith interpretation of available information a nd its continuing and reasonable best efforts to obtain and evaluate the most current information available, and to utilize such information, as it becomes available, promptly and expeditiously in portfolio management for the Funds. In determining the efficacy of an issuers ESG practices, PIMCO will use its own proprietary assessments of material ESG issues and may also reference standards as set forth by recognized global organizations such as entities sponsored by the United Nations.
Additionally, PIMCO may engage proactively with issuers to encourage them to improve their ESG practices. PIMCOs activities in this respect may include, but are not limited to, direct dialogue with company management, such as through in person meetings, phone calls, electronic comm unications, and letters. Through these engagement activities, PIMCO seeks to identify opportunities for a company to improve its ESG practices, and will endeavor to work collaboratively with company management to establish concrete objectives and to develop a plan for meeting these objectives. The
Fund may invest in securities of issuers whose ESG practices are currently suboptimal, with the expectation that these practices may improve over time either as a result of PIMCOs engagement efforts or through the companys own initiatives. It may also exclude those issuers that are not receptive to PIMCOs engagement efforts, as determined in PIMCOs sole discretion.